June 7, 2011

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On April 1, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Ginkgo Multi-Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 234 to its registration statement under the Securities Act of 1933 on Form N-1A.  On June 2, 2011 you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

GENERAL

1.

Comment.  Please provide assurances that any exhibits described as "to be provided by amendment" will be included in an amendment prior to offering shares.

Response.  The Registrant confirms that any exhibits described as "to be provided by amendment" will be included in an amendment prior to offering shares.

PROSPECTUS SUMMARY

2.

Comment.  Under the sub-section entitled Investment Strategies, under the section entitled Principal Investment Strategies, please consider amending the disclosure that refers to "strategy portfolios" as this use of "portfolios" might tend to confuse prospective shareholders.

Response.  Based upon prior discussions of this issue with the adviser to the Fund, the Registrant believes that any further revisions to the Investment Strategies disclosure would dilute the adviser-specific meaning of these strategy disclosures to the detriment of prospective shareholders.

3.

Comment.  Under the risk disclosure entitled Limited History of Operations Risk under the section entitled Principal Investment Risks, please separate and present as a stand-alone risk, the risk that adviser has not previously managed a mutual fund.

Response.  The Registrant has separated and presented alone the risk that adviser has not previously managed a mutual fund.

STATEMENT OF ADDITIONAL INFORMATION

4.

Comment.  Please provide a more complete description of the common control of the Fund's administrator and its distributor.

Response.  The Registrant has added a more complete description of the common control of the Fund's administrator and its distributor by identifying the common parent company and its controlling shareholders.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771